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                                                                     EXHIBIT 4.1

             CORPORATE PROPERTY ASSOCIATES 17 -- GLOBAL INCORPORATED

                         2007 DISTRIBUTION REINVESTMENT
                             AND STOCK PURCHASE PLAN

     1. Participation; Agent. Corporate Property Associates 17 -- Global Incorporated 2007 Distribution Reinvestment and Stock Purchase Plan ("Plan") is available to stockholders of record of the common stock ("Common Stock") of Corporate Property Associates 17 -- Global Incorporated ("CPA(R) :17 -- Global" or the "Company"). Phoenix American Financial Services, Inc. ("Phoenix American") acting as agent for each participant in the Plan, will apply cash distributions which become payable to such participant on shares of CPA(R) :17 - Global Common Stock (including shares held in the participant's name and shares accumulated under the Plan), to the purchase of additional whole and fractional shares of CPA(R) :17 -- Global Common Stock for such participant.

     2. Eligibility. Participation in the Plan is limited to registered owners of CPA(R) :17 - Global Common Stock. Shares held by a broker-dealer or nominee must be transferred to ownership in the name of the stockholder in order to be eligible for this Plan. Further, a stockholder who wishes to participate in the Plan may purchase shares through the Plan only after receipt of a prospectus relating to the Plan, which prospectus may also relate to a concurrent public offering of shares by CPA(R) :17 -- Global. CPA(R) :17 -- Global's board of directors' (the "Board") reserves the right to amend the Plan in the future to permit voluntary cash investments in Common Stock pursuant to the Plan. A participating stockholder is not required to include all of the shares owned by such stockholder in the Plan, but all of the distributions paid on enrolled shares will be reinvested.

     3. Stock Purchases. In making purchases for the accounts of participants, Phoenix American may commingle the funds of one participant with those of other participants in the Plan. All shares purchased under the Plan will be held in the name of each participant. Purchase will be made directly from CPA(R) :17 -- Global at 95% of the estimated net asset value ("NAV") per share of CPA(R) :17 -- Global Common Stock, as estimated by Carey Asset Management Corp. (the "Advisor") or another firm CPA(R) :17 -- Global chooses for that purpose. During the offering and until the first annual valuation of CPA(R) :17 -- Global's assets is received, the purchase price will be $9.50 per share. Subsequent to the time that we begin to receive annual valuations, the per share purchase price will be 95% of the then current NAV. NAV is determined by adding the most recent appraised value of the real estate owned by CPA(R) :17 -- Global to the value of CPA(R) :17 - Global's other assets, subtracting the total amount of all liabilities and dividing the difference by the total number of outstanding shares. Phoenix American shall have no responsibilities with respect to the market value of the CPA(R) :17 -- Global Common Stock acquired for participants under the Plan.

     4. Timing of Purchases. Phoenix American will make every reasonable effort to reinvest all distributions on the day the cash distribution is paid (except where necessary to comply with applicable securities laws) by CPA(R) :17 -- Global. If, for any reason beyond the control of Phoenix American, reinvestment of the distributions cannot be completed within 30 days after the applicable distribution payment date, participants' funds held by Phoenix American will be distributed to the participant.

     5. Account Statements. Following the completion of the purchase of shares after each distribution, Phoenix American will provide to each participant an account statement showing the cash distribution, the number of shares purchased with the cash distribution and the year-to-date and cumulative cash distributions paid.

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     6. Expenses and Commissions. There will be no direct expenses to participants for the administration of the Plan. Administrative fees associated with the Plan will be paid by CPA(R) :17 - Global. In no event will any discounts (including, without limitation, any discounts attributable to CPA(R) :17 - Global's payment of brokerage commissions on behalf of the participants) on shares exceed 5% of the fair market value of such purchased shares.

     7. Taxation of Distributions. The reinvestment of distributions does not relieve the participant of any taxes which may be payable on such distributions.

     8. Stock Certificates. No stock certificates will be issued to a participant.

     9. Voting of Shares. In connection with any matter requiring the vote of CPA(R) :17 - Global stockholders, each participant will be entitled to vote all of the whole shares held by the participant in the Plan. Fractional shares will not be voted.

     10. Absence of Liability. Neither CPA(R) :17 -- Global nor Phoenix American shall have any responsibility or liability as to the value of CPA(R) :17 -- Global's shares, any change in the value of, the shares acquired for any participant's account, or the rate of return earned on, or the value of, the interest-bearing accounts, if any, in which distributions are invested. Neither CPA(R) :17 -- Global nor Phoenix American shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (a) arising out of the failure to terminate a participant's participation in the Plan upon such participant's death prior to the date of receipt of such notice, and (b) with respect to the time and prices at which shares are purchased for a participant. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED. Similarly, CPA(R) :17 -- Global and Phoenix American have been advised that in the opinion of certain state securities commissioners, indemnification is also considered contrary to public policy and therefore unenforceable.

     11. Termination of Participation. A participant may terminate participation in the Plan at any time by written instructions to that effect to Phoenix American. To be effective on a distribution payment date, the notice of termination and termination fee must be received by Phoenix American at least 15 days before that distribution payment date. Upon receipt of notice of termination from the participant, Phoenix American may also terminate any participant's account at any time in its discretion by notice in writing mailed to the participant.

     12. Amendment, Supplement, Termination and Suspension of Plan. This Plan may be amended, supplemented or terminated by CPA(R) :17 -- Global at any time by the delivery of written notice to each participant at least 10 days prior to the effective date of the amendment, supplement or termination. Any amendment or supplement shall be effective as to the participant unless, prior to its effective date, Phoenix American receives written notice of termination of the participant's account. Amendment may include an appointment by CPA(R) :17 -- Global or Phoenix American with the approval of CPA(R) :17 -- Global of a successor agent, in which event such successor shall have all of the rights and obligations of Phoenix American under this Plan. CPA(R) :17 - Global may suspend the Plan at any time without notice to the participants.

     13. Governing Law. This Plan and the Authorization Card signed by the participant (which is deemed a part of this Plan) and the participant's account shall be governed by and construed in accordance with the laws of the State of Maryland provided that the foregoing choice of law shall not restrict the application of any state's securities laws to the sale of shares to its residents or within such state. This Agreement cannot be changed orally.


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